


**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**Form CB/A**


SEC MAIL
RECEIVED
SEP 08 2004
WASH, D.C.
152

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

**ENERGY EXPLORER INC.**
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable)

**Canada**
(Jurisdiction of Subject Company's Incorporation or Organization)

**GREAT PLAINS EXPLORATION INC.**
(Name of Person(s) Furnishing Form)

**Common Shares**
(Title of Class of Subject Securities)



(CUSIP Number of Class of Securities (if applicable)

**Kenneth G. Sam, Esq.**
**Dorsey & Whitney LLP**
**1420 Fifth Avenue, Suite 3400**
**Seattle, Washington 90101**
**206-903-8804**

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**July 23, 2004**
(Date Tender Offer/Rights Offering Commenced)

**Explanatory Note**

This Form CB – Amendment No. 1 amends the Form CB furnished to the Securities and Exchange Commission on or about July 26, 2004, by Great Plains Exploration Inc. ("Great Plains") in connection with its offer to acquire Energy Explorer Inc. ("Energy Explorer"). On September 1, 2004, Great Plains and Energy Explorer amended the business combination agreement dated July 7, 2004, governing the terms of the offer. Under the terms of the amended agreement, the terms of the offer were amended to change, among other items, the consideration made under the offer such that the Great Plains offer for an Energy Explorer share will be on the basis of 0.5710 Great Plains share, or at the election of the Energy Explorer holder, $0.62 cash per share, subject to a maximum of $4.5 million in cash consideration. In connection with the amendment, Great Plains has agreed to mail a Notice of Extension and Variation of the Offer and Energy Explorer has agreed to mail a Notice of Change. Part I of this Form CB – Amendment No. 1 contains the documents mailed to security holders of Energy Explorer. Part II contains a press release describing the changes to the offer.

PART I – INFORMATION SENT TO SECURITY HOLDERS

1. Notice of Extension and Variation
2. Notice of Change and Amended Directors' Circular
3. Revised Letter of Transmittal and Election Form
4. Change of Election Form
5. Notice of Guaranteed Delivery
6. Revised Notice of Guaranteed Delivery to Change the Election
7. Consent of Ernst & Young dated September 2, 2004

1. Notice of Extension and Variation

*This document is important and requires your immediate attention. If you have any questions regarding this Notice of Extension and Variation or the Offer, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.*

September 2, 2004

# NOTICE OF EXTENSION AND VARIATION

by

# GREAT PLAINS EXPLORATION INC.

**of its Offer to Purchase**
**all of the outstanding common shares of**

# ENERGY EXPLORER INC.

| GREAT PLAINS' OFFER HAS BEEN EXTENDED AND VARIED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 13, 2004 UNLESS WITHDRAWN OR EXTENDED. |
|---|

**Great Plains hereby gives notice that it has extended the Expiry Time of its Offer to purchase all of the outstanding common shares ("EnEx Shares") of Energy Explorer Inc. ("EnEx") from 5:00 p.m. (Calgary time) on August 30, 2004 to 5:00 p.m. (Calgary time) on September 13, 2004. Great Plains has also varied the terms of its Offer. See Section 2 of this Notice of Extension and Variation, "Change in Consideration Offered for EnEx Shares".**

**Great Plains hereby amends its Offer to purchase all of the EnEx Shares. Under the amended Offer, each holder of EnEx Shares ("Shareholders") will be entitled to receive, at such holder's election: (i) $0.62 cash per EnEx Share; or (ii) 0.5710 of a Great Plains common share ("Great Plains Share"); or (iii) a combination thereof. The terms of the amended Offer limit the aggregate amount of cash payable to Shareholders to $4,500,000.**

Over the past few weeks, EnEx began experiencing production fluctuations in one non-operated natural gas well, which has ultimately resulted in a reduction of EnEx's total production from 265 boe/d (six-month average) to a current stable rate of 200 boe/d. On August 30, 2004, Great Plains and EnEx concluded that the net effect of this decline reduced the value of EnEx by $1,200,000. Accordingly, on September 1, 2004, Great Plains and EnEx agreed to amend certain terms of the Pre-Acquisition Agreement between the parties governing the terms of the Offer, to include among other things, a change in the consideration made under the Offer on the basis noted above. **The Board of Directors of EnEx has approved the change in consideration made under the Offer and has recommended that Shareholders accept the revised Offer.**

**Shareholders who have validly deposited and not withdrawn their EnEx Shares on or prior to August 30, 2004: (1) if they choose to accept the varied terms of the Offer and do not wish to change their election for the form of consideration, need not take any further action to accept the varied terms of the Offer; or (2) if they choose to accept the varied terms of the Offer but wish to change their election for the form of consideration, must properly complete and execute the accompanying Change of Election Form (printed on yellow paper) or a manually executed facsimile thereof, at the offices of CIBC Mellon Trust Company (the "Depositary") shown on the back hereof in accordance with the instructions in the Change of Election Form; or (3) if they choose to not accept the varied terms of the Offer, should follow the procedures for withdrawal set forth in Section 7 – Withdrawal of Deposited EnEx Shares of the Offer and Circular dated July 23, 2004.**

**Shareholders who have not deposited their EnEx Shares and who now wish to accept the varied terms of the Offer must properly complete and execute the accompanying Revised Letter of Transmittal and Election Form (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their EnEx Shares, at the offices of the Depositary shown on the back hereof, in accordance with the instructions in the Revised Letter of Transmittal and Election Form.** Alternatively such Shareholder whose certificate or certificates for EnEx Shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 – Manner of Acceptance –Letter of Transmittal of the Offer and Circular dated July 23, 2004.

The Great Plains Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"). On September 2, 2004, the closing trading price of the Great Plains Shares on the TSX was $1.20. The outstanding EnEx Shares are not listed for trading on any stock exchange, nor do the EnEx Shares trade on any over-the-counter market.

Questions and requests for assistance in completing the Revised Letter of Transmittal and Election Form, the Change of Election Form, or Notice of Guaranteed of Delivery may be directed to the Depositary. Additional copies of this document, the Offer and Circular dated July 23, 2004, the Change of Election Form, the Revised Letter of Transmittal and Election Form and the Notice of Guaranteed of Delivery may be obtained upon request without charge from the Depositary at its offices shown on the last page of this document.

## NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

**This Notice of Extension and Variation is made for the securities of a Canadian company. While this Notice of Extension and Variation is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of United States companies.**

**It may be difficult for U.S. persons to enforce his, her or its rights or to bring any claim arising under the U.S. federal securities laws, since Great Plains is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A U.S. person may not be able to sue a foreign company or its officers and directors in a foreign country for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. Court's judgment.**

**U.S. persons should be aware that the issuer may purchase securities otherwise than under this notice and the amended offer hereunder, such as in open market or privately negotiated transactions.**

**The securities offered in connection with this Notice of Extension and Variation have not been and will not be registered under the *U.S. Securities Act of 1933*, as amended (the "U.S. Securities Act") or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete.**

**This Notice of Extension and Variation is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the *Exchange Act of 1934*, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. This Notice of Extension and Variation is not being made directly or indirectly in any jurisdiction where prohibited by applicable law.**

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## FORWARD-LOOKING STATEMENTS

*Certain statements contained in this Notice of Extension and Variation under Section 4 "Change in Information in the Offer and Circular", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risk, uncertainties and other factors which could cause actual results to different material from future results expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements", in the Offer and Circular dated July 23, 2004.*

---

## CURRENCY

All dollar references in this Notice of Extension and Variation are to Canadian dollars, unless otherwise indicated.

---

***This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of holders of EnEx Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, Great Plains may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of EnEx Shares in any such jurisdiction.***

## NOTICE OF EXTENSION AND VARIATION

September 2, 2004

**TO: THE HOLDERS OF SHARES OF ENERGY EXPLORER INC.**

By notice to the Depositary and as set forth in this notice of extension and variation (the "Notice of Extension and Variation"), Great Plains has extended and varied its Offer dated July 23, 2004 pursuant to which it is offering to purchase all of the issued and outstanding common shares (the "EnEx Shares") of Energy Explorer Inc. ("EnEx").

Except as otherwise set forth in this Notice of Extension and Variation, the information, terms and conditions previously set forth in the Offer and Circular dated July 23, 2004 (the "Offer and Circular") continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Offer and Circular provisions which, as hereby amended, are incorporated herein by reference. References herein to the "Original Offer" means the Great Plains offer to acquire EnEx Shares as set out in the Offer and Circular. References to the "Offer" means the Original Offer, as amended by this Notice of Extension and Variation.

**Shareholders who have validly deposited and not withdrawn their EnEx Shares: (1) if they choose to accept the varied terms of the Offer and do not wish to change their election for the form of consideration, need not take any further action to accept the Offer; or (2) if they choose to accept the varied terms of the Offer but wish to change their election for the form of consideration, must properly complete and execute the accompanying Change of Election Form (printed on yellow paper) or a manually executed facsimile thereof, at the offices of CIBC Mellon Trust Company (the "Depositary") shown on the back hereof in accordance with the instructions in the Change of Election Form; or (3) if they choose to not accept the varied terms of the Offer, should follow the procedures for withdrawal set forth in Section 7 – Withdrawal of Deposited EnEx Shares of the Offer and Circular dated July 23, 2004.**

**Shareholders who have not deposited their EnEx Shares and who now wish to accept the varied terms of the Offer must properly complete and execute the accompanying Revised Letter of Transmittal and Election Form (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their EnEx Shares, at the offices of the Depositary shown on the back hereof, in accordance with the instructions in the Revised Letter of Transmittal and Election Form. Alternatively such Shareholder whose certificate or certificates for EnEx Shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 – Manner of Acceptance –Letter of Transmittal of the Offer and Circular dated July 23, 2004.**

### 1. Extension of the Offer

Great Plains hereby extends the Offer by extending the Expiry Date for the Offer from 5:00 p.m. (Calgary time) on August 30, 2004 to 5:00 p.m. (Calgary time) on September 13, 2004, unless Great Plains further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer and Circular, "Extension and Variation of the Offer". Accordingly, the definition of Expiry Date in the Original Offer is amended to read in full as follows:

> "**Expiry Date**" means September 13, 2004 or such other date or dates as may be fixed by Great Plains from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

## 2. Change in Consideration Offered for EnEx Shares

Great Plains has varied the Offer by revising the terms of the Original Offer set out in the first full paragraph of Section 1 of the Offer, "The Offer" of the Offer and Circular to read as follows:

> "Great Plains hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the outstanding EnEx Shares, including EnEx Shares which may become outstanding on the exercise of EnEx Options, EnEx Warrants, Agent's Options or any other rights to acquire EnEx Shares, on the basis of, at the election of the holder: (i) $0.62 cash per EnEx Share; or (ii) 0.5710 of a Great Plains Share per EnEx Share; or (iii) a combination thereof, subject to the limitations on the aggregate amount of cash payable under the Offer described below. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Great Plains)."

In addition, the second full paragraph of Section 1 of the Offer, "The Offer" of The Offer and Circular is revised to read as follows:

> "the maximum aggregate amount of cash payable by Great Plains under the Offer is limited to $4,500,000. The proportion of the $4,500,000 cash available to be paid for EnEx Shares acquired pursuant to the Offer on the Take-Up Date (such proportion in respect of the Take-Up Date referred to as the "Maximum Cash Component" will be the same as the proportion of the EnEx Shares being taken up on the Take-Up Date is of the outstanding EnEx Shares on a diluted basis)."

The remaining paragraphs under Section 1 of the Offer to Purchase, "The Offer" of the Offer and Circular remain the same. For a full discussion of the Offer, please refer to this section of the Offer and Circular.

## 3. Conditions to the Offer

The Offer remains subject to all of the conditions contained in Section 4, "Conditions to the Offer" of the Offer and Circular.

## 4. Change in Information in the Offer and Circular

### *Great Plains and EnEx Pro Forma Financial Information*

As a result of the change in the consideration offered under the Offer, the "Selected Pro Forma Financial Information" in the Summary of the Offer and Circular has been changed to the following:

*Pro Forma Year Ended December 31, 2003 (unaudited)*

| For the year ended December 31, 2003 (unaudited) | Great Plains (unaudited)($) | EnEx (unaudited)($) | Pro Forma Consolidated Great Plains after Giving Effect to the Offer (unaudited)($) |
|---|---|---|---|
| Revenue, net of royalties | 7,143,790 | 906,563 | 8,050,353 |
| Operating expenses | 1,647,687 | 192,657 | 1,840,344 |
| Cash flow from operations | 4,299,176 | 419,128 | 4,718,304 |
| Net earnings (loss) | 1,959,978 | 109,616 | 1,950,652 |
| - per Great Plains Share (basic) | | | $0.08 |
| - per Great Plains Share (diluted) | | | $0.07 |

*Pro Forma Year Ended March 31, 2004 (unaudited)*

| As at and for the three months ended March 31, 2004 (unaudited) | Great Plains (unaudited)($) | EnEx (unaudited)($) | Pro Forma Consolidated Great Plains after Giving Effect to the Offer (unaudited)($) |
|---|---|---|---|
| Revenue, net of royalties | 1,576,168 | 659,520 | 2,235,688 |
| Operating expenses | 494,781 | 144,954 | 639,735 |
| Cash flow from operations | 796,125 | 346,918 | 1,143,043 |
| Net earnings (loss)<br>- per Great Plains Share (basic)<br>- per Great Plains Share (diluted) | 175,586 | (37,913) | 94,050<br>$0.00<br>$0.00 |
| Total assets | 13,137,519 | 12,805,077 | 33,146,991 |
| Working capital (deficiency) | (670,905) | 2,150,644 | 373,736 |
| Shareholders' equity | 9,719,318 | 8,395,669 | 20,627,499 |

As a result of the change in the consideration offered under the Offer, the corresponding tables under the heading "Selected Pro Forma Combined Financial Information" in the Circular of the Offer and Circular has been changed to reflect the information set out above.

*Revised Pro Forma Financial Statements*

Attached as Appendix "A" to this Notice of Extension and Variation are revised pro forma financial statements of Great Plains replacing pages C-1 to C-10 of Appendix "C" to the Offer and Circular. These statements have been amended to reflect the change in the consideration offered for EnEx Shares under the Offer as well as certain other consequential changes.

## 5. Recent Developments

*Amendment to the Pre-Acquisition Agreement*

Over the past few weeks, EnEx has been experiencing production fluctuations in one non-operated natural gas well, which has ultimately resulted in a reduction of EnEx's total production from 265 boe/d (six-month average) to a current stable rate of 200 boe/d. On August 30, 2004, Great Plains and EnEx concluded that the net effect of this decline reduced the value of EnEx by $1,200,000. Accordingly, EnEx and Great Plains agreed to vary the terms of the Offer to adjust for this change of value. The Pre-Acquisition Agreement dated July 7, 2004 was amended by an amending agreement dated September 1, 2004 (the "Amending Agreement") to change the consideration offered for the EnEx Shares as set forth in Section 2 hereof. In addition, the Amending Agreement changed certain definitions relating to the change in consideration, amended certain representations and warranties regarding the non-operated natural gas well and references to unanimous approval of the Board of Directors of EnEx for the Offer were removed.

## 6. Withdrawal of Deposited EnEx Shares

Shareholders have the right to withdraw EnEx Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Offer and Circular, "Withdrawal of Deposited EnEx Shares". Under the terms of the Offer, EnEx Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing shareholder at anytime before the EnEx Shares are taken up by Great Plains. To date, no EnEx Shares have been taken up by Great Plains.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the EnEx Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law: (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten (10) days after the notice of variation has been delivered; or (ii) a variation consisting solely of the waiver of a condition of the Offer); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Great Plains or of any affiliate of Great Plains,

any EnEx Shares deposited under the Offer and not taken up and paid for by Great Plains at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of ten (10) days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any EnEx Shares are not paid for within three (3) Business Days of being taken up, any EnEx Shares deposited under the Offer may be withdrawn. See Section 7 of the Offer and Circular, "Withdrawal of EnEx Shares".

### 7. Take Up and Payment for Deposited EnEx Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Great Plains will take up EnEx Shares validly deposited under the Offer and Circular and not withdrawn prior to the Expiry Date pursuant to Section 7 of the Offer, "Withdrawal of Deposited EnEx Shares", promptly following the Expiry Date and, after such take up, will promptly pay for the EnEx Shares taken up pursuant to applicable law. See Section 6 of the Offer and Circular, "Payment for Deposited EnEx Shares".

### 8. Amendments to the Original Offer

The Original Offer and the Offer and Circular shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension and Variation.

### 9. Directors' Approval

The contents of this Notice of Extension and Variation have been approved, and the sending thereof to the shareholders has been authorized by the Board of Directors of Great Plains.

**The Board of Directors of EnEx has approved the change in consideration made to the Original Offer and has recommended that Shareholders accept the Offer.**

### 10. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders of EnEx with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered so such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

## CONSENT OF ERNST & YOUNG LLP

**To the Directors of Great Plains Exploration Inc. ("Great Plains")**

We have read the Notice of Extension and Variation of Great Plains dated September 2, 2004 relating to the offer by Great Plains to purchase all of the outstanding shares of Energy Explorer Inc. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the Notice of Extension and Variation of our compilation report dated September 2, 2004 to the Directors of Great Plains on the unaudited pro forma consolidated balance sheet of Great Plains as at March 31, 2004 and the unaudited pro forma consolidated statements of operation for the three months ended March 31, 2004 and for the year ended December 31, 2003.

Calgary, Alberta
September 2, 2004

(signed) "*Ernst & Young LLP*"
Chartered Accountants

**APPROVAL AND CERTIFICATE**

The contents of this Notice of Extension and Variation have been approved by, and the sending thereof to the shareholders has been authorized by, the Board of Directors of Great Plains. The foregoing, together with the Offer and Circular dated July 23, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: September 2, 2004.

(signed) "*Stephen P. Gibson*"
Stephen P. Gibson
President and Chief Executive Officer

(signed) "*Thomas K. Rouse*"
Thomas K. Rouse
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Donald R. Leitch*"
Donald R. Leitch
Director

(signed) "*Julio Poscente*"
Julio Poscente
Director

## APPENDIX "A"

### PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements

# Great Plains Exploration Inc.

March 31, 2004

## COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
**Great Plains Exploration Inc.**

We have read the accompanying unaudited pro forma consolidated balance sheet of Great Plains Exploration Inc. ("Great Plains") as at March 31, 2004, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004, and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Great Plains" to the unaudited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at March 31, 2004, and for the three months then ended and the audited financial statements of Great Plains for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Energy Explorer Inc." to the unaudited financial statements of Energy Explorer Inc. as at March 31, 2004, and for the three months then ended and the audited financial statements of Energy Explorer Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Great Plains who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Great Plains" and "Energy Explorer Inc." as at March 31, 2004, and for the three months then ended and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Calgary, Alberta
September 2, 2004

Chartered Accountants

## Great Plains Exploration Inc.

# UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

As at March 31, 2004

| | Great Plains $ | Energy Explorer Inc. $ | Pro Forma Adjustments $ | Notes | Pro Forma Consolidated $ |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current** | | | | | |
| Cash and short term deposits | — | 3,468,665 | 885,000 | 2 (c) | 7,512,662 |
| | | | 1,825,000 | 2 (d) | |
| | | | 1,333,997 | 2 (e) | |
| Accounts receivable, prepaids and other | 1,275,905 | 886,404 | — | | 2,162,309 |
| | 1,275,905 | 4,355,069 | 4,043,997 | | 9,674,971 |
| Oil and gas properties | 10,766,610 | 8,450,008 | 1,638,505 | 2 (e) | 20,855,123 |
| Future income taxes | 1,095,004 | — | (1,095,004) | 2 (e) | — |
| Goodwill | — | — | 2,616,897 | 2 (e) | 2,616,897 |
| | 13,137,519 | 12,805,077 | 7,204,395 | | 33,146,991 |
| **LIABILITIES, NET INVESTMENT AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | 1,946,810 | 2,204,425 | 650,000 | 2 (e) | 4,801,235 |
| Revolving demand loan | — | — | 4,500,000 | 2 (e) | 4,500,000 |
| | 1,946,810 | 2,204,425 | 5,150,000 | | 9,301,235 |
| Future income taxes | — | 1,801,483 | 636,887 | 2 (e) | 1,343,366 |
| | | | (1,095,004) | 2 (e) | |
| Asset retirement obligation | 1,471,391 | 403,500 | — | | 1,874,891 |
| | 3,418,201 | 4,409,408 | 4,691,883 | | 12,519,492 |
| **Shareholders' equity** | | | | | |
| Common shares | — | 4,985,064 | 9,719,318 | 2 (a) | 20,627,499 |
| | | | 3,467,107 | 2 (b) | |
| | | | 885,000 | 2 (c) | |
| | | | 1,825,000 | 2 (d) | |
| | | | 1,333,997 | 2 (e) | |
| | | | (11,611,168) | 2 (e) | |
| | | | 10,023,181 | 2 (e) | |
| Common share purchase warrants | — | 3,467,107 | (3,467,107) | 2 (b) | — |
| Contributed surplus | — | 54,395 | (54,395) | 2 (e) | — |
| Retained earnings (deficit) | — | (110,897) | 110,897 | 2 (e) | — |
| Eurogas Corporation net investment | 9,719,318 | — | (9,719,318) | 2 (a) | — |
| | 9,719,318 | 8,395,669 | 2,512,512 | | 20,627,499 |
| | 13,137,519 | 12,805,077 | 7,204,395 | | 33,146,991 |

**Great Plains Exploration Inc.**

# UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

| | Great Plains<br>$ | Energy Explorer Inc.<br>$ | Pro Forma Adjustments<br>$ | Notes | Pro Forma Consolidated<br>$ |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Oil and gas sales | 8,580,659 | 1,134,569 | | | 9,715,228 |
| Royalty expense | (1,436,869) | (228,006) | | | (1,664,875) |
| Interest income | — | 61,854 | | | 61,854 |
| | 7,143,790 | 968,417 | — | | 8,112,207 |
| **Expenses** | | | | | |
| Operating | 1,647,687 | 192,657 | | | 1,840,344 |
| General and administrative | 1,163,928 | 385,116 | | | 1,549,044 |
| Interest | 11,500 | 7,292 | | | 18,792 |
| Depreciation, depletion and accretion | 917,099 | 345,402 | 194,572 | 2(f) | 1,457,073 |
| | 3,740,214 | 930,467 | 194,572 | | 4,865,253 |
| **Earnings before taxes** | 3,403,576 | 37,950 | (194,572) | | 3,246,954 |
| **Taxes** | | | | | |
| Provision for future income taxes (recovery) | 1,422,099 | (71,666) | (75,630) | 2(g) | 1,274,803 |
| Capital taxes | 21,499 | — | | | 21,499 |
| | 1,443,598 | (71,666) | (75,630) | | 1,296,302 |
| **Net earnings** | 1,959,978 | 109,616 | (118,942) | | 1,950,652 |
| **Shares outstanding (weighted average)** | | | | | |
| Basic | | 6,759,581 | | | 25,838,573 |
| Diluted | | 6,762,630 | | | 26,285,002 |
| **Net earnings per share** | | | | | |
| Basic | | $0.02 | | | $0.08 |
| Diluted | | $0.02 | | | $0.07 |

Great Plains Exploration Inc.

# UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three month period ended March 31, 2004

| | Great Plains $ | Energy Explorer Inc. $ | Pro Forma Adjustments $ | Notes | Pro Forma Consolidated $ |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Oil and gas sales | 1,867,752 | 879,934 | | | 2,747,686 |
| Royalty expense | (291,584) | (220,414) | | | (511,998) |
| Interest income | — | 25,494 | | | 25,494 |
| | 1,576,168 | 685,014 | — | | 2,261,182 |
| **Expenses** | | | | | |
| Operating | 494,781 | 144,954 | | | 639,735 |
| General and administrative | 276,426 | 211,760 | | | 488,186 |
| Interest | 2,541 | — | | | 2,541 |
| Depreciation, depletion and accretion | 437,816 | 294,047 | 71,362 | 2(f) | 803,225 |
| | 1,211,564 | 650,761 | 71,362 | | 1,933,687 |
| **Earnings before taxes** | 364,604 | 34,253 | (71,362) | | 327,495 |
| **Taxes** | | | | | |
| Provision for future income taxes (recovery) | 182,723 | 72,166 | (27,738) | 2(g) | 227,151 |
| Capital taxes | 6,295 | — | | | 6,295 |
| | 189,018 | 72,166 | (27,738) | | 233,446 |
| **Net earnings (loss)** | 175,586 | (37,913) | (43,623) | | 94,050 |
| **Shares outstanding (weighted average)** | | | | | |
| Basic | | 12,131,065 | | | 25,838,573 |
| Diluted | | 12,134,114 | | | 26,285,002 |
| **Net earnings per share** | | | | | |
| Basic | | $(0.00) | | | $0.00 |
| Diluted | | $(0.00) | | | $0.00 |

## Great Plains Exploration Inc.

### NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

## 1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Great Plains Exploration Inc. ("Great Plains") have been prepared by management of Great Plains in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Great Plains Exploration Inc. Notice of Extension and Variation of the Offer (the "Amended Offer"), dated September 3, 2004. The Amended Offer includes a change in the consideration made under the Offer to Purchase all of the outstanding common shares of Energy Explorer Inc. ("EnEx") dated July 23, 2004 (the "Offer").

Pursuant to the Amended Offer, the shareholders of EnEx may elect to receive either cash of $0.62 per EnEx common share or 0.5710 of a Great Plains common share per EnEx common share, for each EnEx common share deposited under the Amended Offer, or a combination thereof, subject to a maximum cash amount payable by Great Plains of $4.50 million. Both Great Plains and EnEx are engaged in the business of acquisition, exploration, development and production of petroleum and natural gas properties in Western Canada. The continuing public entity, listed on the Toronto Stock Exchange, after completion of the Amended Offer will be Great Plains Exploration Inc.

The unaudited pro forma consolidated balance sheet of Great Plains as at March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 ("the pro forma financial statements") have been prepared from information derived from the following (all as included in the Offer to Purchase, dated July 23, 2004):

- The unaudited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at and for the three months ended March 31, 2004 and the audited financial statements of the Great Plains Exploration Division of Eurogas Corporation as at and for the year ended December 31, 2003;

- The unaudited financial statements of EnEx as at and for the three months ended March 31, 2004 and the audited financial statements of EnEx as at and for the year ended December 31, 2003.

The pro forma financial statements should be read in conjunction with the historical financial statements.

In the opinion of management of Great Plains, these pro forma financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions as if they had occurred on March 31, 2004 while the unaudited pro forma consolidated statements of operations give effect to the proposed transactions as if they had occurred on January 1, 2003.

NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

The pro forma financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. The pro forma financial statements have been prepared using accounting policies consistent with those as used in the audited financial statements of the Great Plains Exploration Division for the year ended December 31, 2003. In preparing the pro forma financial statements no adjustment has been made to reflect any operating or administrative synergies. The purchase price allocation for the acquisition of EnEx is based on estimates and the actual allocation could vary from these estimates.

## 2. PRO FORMA TRANSACTIONS AND ASSUMPTIONS

The pro forma financial statements give effect to the following:

a) the Eurogas Corporation Plan of Arrangement as explained in the Great Plains Exploration Division financial statements included in the Offer. In connection therewith 15,186,436 Great Plains Exploration Inc. common shares were issued to the shareholders of Eurogas Corporation in exchange for their net investment in the Great Plains Exploration Division.

b) effective May 7, 2004, each EnEx Special A Warrant was exercised into one common share of EnEx and one-half of one common share purchase warrant of EnEx. Each whole new common share purchase warrant of EnEx is exercisable into one common share of EnEx on or before December 31, 2004 upon payment of $0.825. Also effective May 7, 2004, each EnEx Special B Warrant was exercised into one common share of EnEx. These transactions resulted in the issuance of 6,755,000 common shares and 1,367,500 new common share purchase warrants of EnEx. On issuance of the shares, $3,467,107 of associated common share purchase warrant capital was transferred to common share capital. The new common share purchase warrants are carried at nominal value.

c) the issuance of 1,106,250 common shares of Great Plains to employees, officers and consultants of Great Plains at a price of $0.80 per common share by way of private placement. This private placement was announced on July 6, 2004 and closed on July 21, 2004 for proceeds of $885,000.

d) the issuance of 2.5 million flow-through common shares of EnEx at a price of $0.80 per common share by way of private placement. Proceeds (net of financing costs) are expected to be $1,825,000. This financing closed on July 12, 2004. Upon the renouncement of the associated expenditures, a future income tax liability of $777,000 will be recorded with a corresponding reduction of common share capital to recognize the foregone benefit of the tax deductions.

## NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

e) the acquisition of all of the issued and outstanding shares of EnEx by Great Plains for either cash of $0.62 per share or 0.5710 of a common share of Great Plains for each EnEx share, subject to a maximum cash amount of $4,500,000. The pro forma financial statements assume that the maximum cash amount of $4,500,000 is elected and that it will be funded from available bank lines. Interest expense on the revolving demand loan has not been reflected in the pro forma statements of operations as it is expected that the loan will be repaid from available cash immediately after completion of the Amended Offer.

Pursuant to the Offer, EnEx stock option holders are given the choice of (i) exercising their stock options and tendering the resulting shares to the Offer; (ii) selling their "in-the-money" options for cash; or (iii) converting the EnEx stock options into Great Plains stock options with a six month term. These pro forma financial statements assume that all EnEx in-the-money options will be exercised for proceeds of $1,333,997.

It is estimated that costs of $450,000 (including required severance and professional costs) will be incurred by EnEx and professional costs of $200,000 will be incurred by Great Plains.

As a result of the foregoing, on the date of the acquisition, there will be 23,975,905 EnEx common shares and 1,367,500 EnEx common share purchase warrants issued and outstanding. The pro forma financial statements assume that all EnEx shares will be tendered under the Amended Offer and, after the payment of $4,500,000 for 7,258,065 shares redeemed for cash, 9,545,887 Great Plains shares, having a fair market value of $10,023,181, will be issued for the 16,717,840 remaining EnEx shares. The EnEx common share purchase warrants shall become Great Plains common share purchase warrants and nominal value was ascribed to the warrants. For purposes of the purchase equation, Great Plains used a deemed value of $1.05 per Great Plains common share. The ascribed value per Great Plains common share was determined based on the weighted average market price of Great Plains' common shares over the two day period before and after the terms of the Offer were agreed to and announced.

To the extent that EnEx shares are not redeemed for cash, for each 1 million EnEx shares exchanged for Great Plains shares, the cash consideration will be reduced by $620,000, an additional 571,000 Great Plains shares will be issued and earnings per share will be unchanged.

**Great Plains Exploration Inc.**

## NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

The transaction has been accounted for using the purchase method and the purchase price has been allocated as follows:

| | $ |
|---|---|
| Cost of acquisition: | |
| Fair value of common shares issued | 10,023,181 |
| Cash | 4,500,000 |
| Transaction costs | 650,000 |
| Net cost of acquisition | 15,173,181 |
| Book value of EnEx at the date of acquisition | (11,554,666) |
| Cost in excess of book value | 3,618,515 |
| Allocated as follows: | |
| Oil and gas properties | 1,638,505 |
| Goodwill | 2,616,897 |
| Future income taxes | (636,887) |
| | 3,618,515 |

The purchase price allocation for EnEx results in the establishment of $2,616,897 of goodwill related to the transaction. As required by Canadian generally accepted accounting principles, goodwill is not amortized. However, goodwill is subject to an annual impairment review and if an impairment amount is identified, it would be charged to earnings.

The $1,638,505 increase in depletable oil and gas properties without an associated tax basis and incremental to the net book value of EnEx has been tax effected at 38.87% to increase the future income tax liability and the amount allocated to goodwill.

f) Additional depreciation, depletion and accretion of $71,362 for the three months ended March 31, 2004 and $194,572 for the year ended December 31, 2003 has been calculated on a consolidated basis reflecting the effect of the pro forma adjustment to the carrying value of oil and gas properties outlined in Note 2 (e) above.

g) The provision for future income taxes has been adjusted to reflect the effect of the pro forma adjustments.

# NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(As at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003)

## 3. PRO FORMA SHARE CAPITAL

a) Authorized

Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares issuable in one or more series

b) Common shares issued and outstanding:

| | Number of Shares | Amount $ |
|---|---|---|
| Shares held by Great Plains shareholders | 16,292,686 | 10,604,318 |
| Shares issued to EnEx shareholders | 9,545,887 | 10,023,181 |
| | 25,838,573 | 20,627,499 |

As disclosed in Note 2 (b), prior to completion of the Amended Offer, EnEx has outstanding 1,367,500 common share purchase warrants, exercisable on or before December 31, 2004 into one common share of EnEx upon payment of $0.825. These common share purchase warrants are assumed to be converted into Great Plains common share purchase warrants, with similar terms and conditions, at the exchange rate of 0.5710 and a cash payment due upon exercise of $1.44 per common share purchase warrant, to reflect the higher value of the Great Plains share.

c) Per share amounts

The following weighted average number of shares are based on the weighted average number of Great Plains shares for the relevant periods plus common shares issued as disclosed in Note 2 as if they were issued at the beginning of the relevant periods ended:

| | March 31, 2004 | December 31, 2003 |
|---|---|---|
| Basic | 25,838,573 | 25,838,573 |
| Diluted | 26,285,002 | 26,285,002 |

**Offices of the Depositary**

**By Mail**

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

**By Hand or Courier**

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

***Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.***

2. Notice of Change and Amended Directors' Circular

*This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Amended Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to the President and Chief Executive Officer of Energy Explorer Inc., at (403) 262-9620.*

# Energy Explorer Inc.

# Notice of Change and Amended Directors' Circular

# RECOMMENDING ACCEPTANCE

# of the Amended Offer made by

# Great Plains Exploration Inc.

to purchase all of the issued and outstanding common shares of

# Energy Explorer Inc.

**The Board of Directors of Energy Explorer Inc. has APPROVED the Amended Offer made by Great Plains Exploration Inc. for the common shares of EnEx, has determined that the Amended Offer is fair, from a financial point of view, to EnEx Shareholders, is in the best interests of EnEx and EnEx Shareholders and recommends that EnEx Shareholders ACCEPT the Amended Offer and TENDER their common shares to the Amended Offer.**

NOTICE TO U.S. SHAREHOLDERS

**The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.**

**The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Energy Explorer Inc. is incorporated under the provincial laws of Alberta and is located in Calgary, Alberta, Canada and that a majority of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Energy Explorer Inc. and said persons may be located outside of the United States.**

September 2, 2004

## DESCRIPTION OF THE AMENDED OFFER

This notice of change (the "Notice of Change") shall be read in conjunction with the directors' circular dated July 23, 2004 (the "Directors' Circular" and, together with this Notice of Change, the "Amended Directors' Circular") and is issued by the Board of Directors of Energy Explorer Inc. (the "Corporation" or "EnEx") in connection with the amended offer (the "Amended Offer") made by Great Plains Exploration Inc. (the "Offeror" or "Great Plains") to purchase all of the issued and outstanding common shares of the Corporation (the "ExEx Shares"). Capitalized terms that are not defined herein shall have the meaning set out in the Directors' Circular.

The terms and conditions of the Amended Offer, the method of acceptance of the Amended Offer and other information relating to the Amended Offer, the Offeror and the Corporation are set out in the offer and circular (together, the "Great Plains Circular") of Great Plains dated July 23, 2004 and the notice of extension and variation of offer dated September 2, 2004 (the "Notice of Extension and Variation"). The Amended Offer is open for acceptance at the places of deposit specified in the Letter of Transmittal until 5:00 p.m. (Calgary time) on September 13, 2004, unless the Amended Offer is withdrawn or extended.

## BACKGROUND TO THE AMENDED OFFER

### Reasons for the Amended Offer

The decision to decrease the consideration payable for the EnEx Shares was made by Great Plains based on matters described below under "Recent Developments".

### Recent Developments

Over the past few weeks, the Corporation has been experiencing production fluctuations in one non-operated natural gas well, which has ultimately resulted in a reduction of total company production from 265 barrels of oil equivalent per day (six-month average) to a current stable rate of 200 barrels of oil equivalent per day. On August 30, 2004, Great Plains and the Corporation concluded that the net effect of this decline would be a reduction of the value of the Corporation by approximately $1,200,000. Accordingly, Great Plains and the Corporation entered into an amending agreement dated September 1, 2004 (the "Amending Agreement") to the pre-acquisition agreement dated July 7, 2004 (the "Pre-Acquisition Agreement"), which amends the Pre-Acquisition Agreement to allow for the Amended Offer.

### Amending Agreement to Pre-Acquisition Agreement

Great Plains and the Corporation have entered into the Amending Agreement to the Pre-Acquisition Agreement, which amends the Pre-Acquisition Agreement to allow for the Amended Offer. The Amending Agreement provides for a change in the consideration made under the Offer such that the Amended Offer will be on the basis of 0.5710 of a Great Plains Share for each EnEx Share or, at the election of shareholders of the Corporation, $0.62 cash per EnEx Share, subject to a maximum of $4,500,000 in cash consideration. In addition, the Amending Agreement changed certain definitions relating to the change in consideration and amended certain representations and warranties relating to the non-operated gas well.

## RECOMMENDATION OF THE BOARD OF DIRECTORS

After due consideration, the Board of Directors has resolved to recommend that the holders of EnEx Shares tender their EnEx Shares to the Amended Offer. The resolution to recommend acceptance of the Amended Offer was passed by a majority of the members of the Board of Directors. In reaching its decision the Board of Directors considered the matters set out in the Directors' Circular and matters described under "Background to the Amended Offer" above.

## STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

## APPROVAL OF AMENDED DIRECTORS' CIRCULAR

The contents of the Amended Directors' Circular have been approved, and the delivery thereof has been authorized by the Board of Directors.

## CERTIFICATE

DATED: September 2, 2004

The Directors' Circular, as amended by this Notice of Change, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) *"Peter Bolton"*
President, Chief Executive Officer and Director

(Signed) *"Keith Macdonald"*
Chairman, Chief Financial Officer and Director

3. Revised Letter of Transmittal and Election Form

**YOU SHOULD ONLY USE THIS REVISED LETTER OF TRANSMITTAL AND ELECTION FORM IF YOU HAVE NOT PREVIOUSLY DEPOSITED COMMON SHARES OF ENERGY EXPLORER INC. OR HAVE PREVIOUSLY DEPOSITED COMMON SHARES OF ENEX AND WITHDRAWN THE SAME.**

THIS REVISED LETTER OF TRANSMITTAL AND ELECTION FORM IS ONLY FOR USE IN CONNECTION WITH THE OFFER BY GREAT PLAINS EXPLORATION INC. FOR ALL OF THE COMMON SHARES OF ENERGY EXPLORER INC. DATED JULY 23, 2004, AS AMENDED BY NOTICE OF EXTENSION AND VARIATION DATED SEPTEMBER 2, 2004.

*The instructions accompanying this Revised Letter of Transmittal and Election Form should be read carefully before completing this Revised Letter of Transmittal and Election Form. The Depositary (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Revised Letter of Transmittal and Election Form.*

**REVISED LETTER OF TRANSMITTAL AND ELECTION FORM**
**To accompany certificates for Common Shares of**

**ENERGY EXPLORER INC.**

**to be deposited pursuant to the Offer dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004**

**of**

**GREAT PLAINS EXPLORATION INC.**

**THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 13, 2004 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.**

This Revised Letter of Transmittal and Election Form, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "EnEx Shares") of Energy Explorer Inc. ("EnEx") deposited pursuant to the offer dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004 (the "Offer") made by Great Plains Exploration Inc. ("Great Plains") to holders of EnEx Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such EnEx Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer and Instruction 2 of this Revised Letter of Transmittal and Election Form.

The terms and conditions of the Offer are incorporated by reference in this Revised Letter of Transmittal and Election Form. Capitalized terms used herein but not defined in this Revised Letter of Transmittal and Election Form have the meanings ascribed to them in the Offer and Circular dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004.

**TO:** **GREAT PLAINS EXPLORATION INC.**

**AND TO:** **CIBC MELLON TRUST COMPANY, as Depositary at its offices as set out herein**

The undersigned delivers to you the enclosed certificate(s) for EnEx Shares, details of which are as follows:

**DESCRIPTION OF SHARES DEPOSITED**
(if insufficient space, attach a list in the form below)

| Number of EnEx Shares Deposited* | Certificate No. | Name of Shareholder (Please print) |
|---|---|---|
| | | |
| | | |
| | | |

*See Instruction 6 on page 7 hereof.

**THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF ENEX IN RELATION TO THE OFFER.** The Board of Directors of EnEx has not made any recommendation as to whether Shareholders should receive the Great Plains share consideration, cash consideration or a combination thereof made under the Offer. The election of form of consideration is set forth in BOX E hereof.

**If you do not make an election of form of consideration in BOX E, you will be deemed to have elected to receive the Share Consideration as defined in Box E.**

**The maximum amount of Cash Consideration as defined in Box E available in respect of EnEx Shares to be purchased pursuant to the Offer is $0.62 per EnEx Share, calculated separately for each Shareholder, to a maximum amount of $4,500,000 in the aggregate, subject to those terms and conditions set forth in the Offer. In no event will a Shareholder receive in excess of $0.62 Cash Consideration per EnEx Share.**

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated July 23, 2004 and the Notice of Extension and Variation dated September 2, 2004;

2. delivers to you the enclosed certificate(s) representing EnEx Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the EnEx Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Great Plains all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on and after July 23, 2004 (collectively, the "Other Securities"), effective on and after the date that Great Plains takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and Other Securities) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Securities) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Securities) are taken up and paid for by Great Plains, Great Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as created by Great Plains or any of its affiliates;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which cheques may be lawfully delivered, directs Great Plains and the Depositary, upon Great Plains taking up the Purchased Shares: (a) to issue or cause to be issued cheques in the name indicated below and to send such cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for EnEx Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by EnEx);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of Great Plains, and each of them, and any other person designated by Great Plains in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and Other Securities on the appropriate register of holders maintained by EnEx, and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities, and agrees to execute and deliver to Great Plains any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by Great

Plains as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if EnEx should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the EnEx Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Great Plains or its nominees or transferees on the registers maintained by EnEx of such EnEx Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Great Plains and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Great Plains, accompanied by appropriate documentation of transfer. Pending such remittance, Great Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Great Plains pursuant to the Offer or deduct from the consideration payable by Great Plains pursuant to the Offer the amount or value thereof, as determined by Great Plains in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to Great Plains;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Revised Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EnEx Shares deposited pursuant to the Offer will be determined by Great Plains in its sole discretion and that such determination shall be final and binding, agrees that Great Plains has the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of Great Plains' counsel, may be unlawful to accept under the laws of any applicable jurisdiction; that Great Plains has the absolute right to waive any defect or irregularity in the deposit of the Purchased Shares or Other Securities and acknowledges that there shall be no duty or obligation on Great Plains, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Revised Letter of Transmittal and Election Form, shall be deemed to have agreed with Great Plains and the Depositary that any contract contemplated by the Offer and this Revised Letter of Transmittal and Election Form as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Great Plains et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais;

13. represents and warrants that the Shareholder is a resident of Canada for income tax purposes unless the Shareholder has checked the box in paragraph 14 below indicating the Shareholder is a non-resident of Canada for income tax purposes; and

14. ☐ **if checked, represents and warrants that the Shareholder is a non-resident of Canada for income tax purposes.**

**BOX A**

ISSUE CHEQUE(S)/CERTIFICATE(S) IN THE NAME OF: (please print or type)

☐ Registered owner of Purchased Shares

OR:

______________________
(Name)

______________________
(Street Address and Number)

______________________
(City and Province or State)

______________________
(Country and Postal (Zip) Code)

______________________
(Telephone - Business)

______________________
(Social Insurance Number)

**BOX B**

SEND CHEQUE(S)/CERTIFICATE(S) (UNLESS BOX D IS CHECKED) TO: (please print or type)

______________________
(Name)

______________________
(Street Address and Number)

______________________
(City and Province or State)

______________________
(Country and Postal (Zip) Code)

**BOX C**

U.S. Residents/Citizens must provide their Taxpayer Identification Number ______________________

**BOX D**

☐ HOLD CHEQUE(S)/CERTIFICATE(S) FOR PICK-UP

**BOX E**
**ELECTION OF FORM OF CONSIDERATION**

The undersigned hereby elects to receive the following consideration for the Purchased Shares deposited herewith, subject to the limits and adjustments set forth in the Offer **by checking the applicable box below**:

☐ $0.62 cash per EnEx Share (the "Cash Consideration") deposited herewith;
**OR**

☐ 0.5710 of a Great Plains Share (the "Share Consideration") per EnEx Share deposited herewith;
**OR**

☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of Purchased Shares in the space provided as applicable):

i) ____________ Purchased Shares for Cash Consideration of $0.62 cash per EnEx Share; AND

ii) ____________ Purchased Shares for Share Consideration of 0.5710 of a Great Plains Share per EnEx Share

**(Note: The total of (i) and (ii) above must equal the total number of Purchased Shares deposited herewith)**

**Shareholders who deposit Purchased Shares under the Offer without properly indicating their election will be deemed to have elected the Share Consideration with respect to all the Purchased Shares represented by the enclosed certificate(s). Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.**

Signature guaranteed by
(if required under Instruction 4):

______________________
Authorized Signature

______________________
Name of Guarantor (please print or type)

______________________
Address (please print or type)

Dated: ______________________, 2004

______________________
Signature of Shareholder or Authorized Representative
(See Instruction 3)

______________________
Name of Shareholder (please print or type)

______________________
Signature of Authorized Representative, if applicable
(please print or type)

**BOX F**

☐ CHECK HERE IF PURCHASED SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

**BOX G**
**SUBSTITUTE FORM W-9**
**To be completed by U.S. Holders only**
**(see Instruction 9)**

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or ☐ I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

______________________________ ______________________________
(Signature of Shareholder) (Date)

______________________________
(Taxpayer Identification Number)

**NOTE: FAILURE TO COMPLETE THIS BOX G OR TO PROVIDE GREAT PLAINS WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER.** See Instruction 9.

**YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN SECTION 1 OF BOX G - SUBSTITUTE FORM W-9**

**CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER**

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________
Signature Date

## INSTRUCTIONS

1. **Use of Revised Letter of Transmittal and Election Form**

(a) This Revised Letter of Transmittal and Election Form should only be used by you if you have not previously deposited EnEx Shares, or have previously deposited EnEx Shares and properly withdrawn the same. If you have previously deposited EnEx Shares and not properly withdrawn the same and wish to change your election as to the form of consideration for the deposited EnEx Shares, please complete the accompanying Change of Election Form (yellow paper) instead of this form.

(b) If you have not previously deposited EnEx Shares or have previously deposited EnEx Shares and properly withdrawn the same, but wish to now deposit EnEx Shares under the Offer, this Revised Letter of Transmittal and Election Form, or a manually signed facsimile copy thereof, must be properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares and must be received by the Depositary at its office specified below before the Expiry Time unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(c) The method of delivery of this Revised Letter of Transmittal and Election Form, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Great Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Great Plains recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose EnEx Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their EnEx Shares.

**Where no election is made or where the election is not properly made, the depositing Shareholder will be deemed to have elected to receive the Share Consideration for all of the Shareholder's Purchased Shares pursuant to the Offer.**

**The election may have material income tax consequences and, as a result, holders of EnEx Shares are urged to consult their tax advisor as to their election.**

**Shareholders who do not deposit with the Depository a duly completed Revised Letter of Transmittal and Election Form on or before the Expiry Time and who otherwise fully comply with the requirements of the Revised Letter of Transmittal and Election Form and these instructions in respect of the election to receive the Cash Consideration, the Share Consideration or a combination thereof, will be deemed to have elected to receive the Share Consideration.**

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit EnEx Shares pursuant to the Offer and: (i) the certificate(s) representing such EnEx Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such EnEx Shares and all other required documents to the Depositary prior to the Expiry Time, such EnEx Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery (blue paper) in the form accompanying this Revised Letter of Transmittal and Election Form, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Revised Letter of Transmittal and Election Form, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Revised Letter of Transmittal and Election Form, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Revised Letter of Transmittal and Election Form must be completed and signed by the holder of EnEx Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Revised Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Revised Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Revised Letter of Transmittal and Election Form.

(b) If this Revised Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Purchased Shares or if a cheque is to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Revised Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Purchased Shares, or if Purchased Shares not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by EnEx, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Revised Letter of Transmittal and Election Form or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Revised Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. Either Great Plains or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of EnEx Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of EnEx Shares to be deposited in the appropriate space on this Revised Letter of Transmittal and Election Form. In such case, new certificate(s) for the number of EnEx Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Revised Letter of Transmittal and Election Form. The total number of EnEx Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Revised Letter of Transmittal and Election Form is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Revised Letter of Transmittal and Election Form.

(b) If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Revised Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Revised Letter of Transmittal and Election Form (or a facsimile thereof) waive any right to receive any notice of acceptance of Purchased Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular dated July 23, 2004 (including documents incorporated herein by reference), the Notice of Extension and Variation dated September 2, 2004, the Revised Letter of Transmittal and Election Form and the accompanying Notice of Guaranteed Delivery, the Change of Election Form and the accompanying Revised Notice of Guaranteed Delivery may be obtained from the Depositary at the address listed below.

8. **Commissions**

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Purchased Shares directly with the Depositary.

9. **United States 28% Backup Withholding Tax – Substitute Form W-9**

Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box G, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject a U.S. holder to 28% federal income tax withholding on the payment of the purchase price of all securities purchased from such holder. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for in the TIN in the Substitute FormW-9, and sign and date the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments of the purchase price to such holder until the earlier of the date a TIN is provided to the Depositary or such amount has been remitted to the appropriate taxation authority.

10. **Lost Certificates**

If a share certificate has been lost or destroyed, this Revised Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such depositary may contact you.

11. **Fractional Shares**

No fractional Great Plains Shares will be issued. Where a holder of EnEx Shares elects or deems to have elected to receive Great Plains Shares in the aggregate number of Great Plains Shares to be issued to that Shareholder would result in fractions of a Great Plains Share issued, an adjustment will be made to the next highest whole number of Great Plains Shares. In calculating such fractional interests, all Purchased Shares registered in the name of a Shareholder or nominee of such Shareholder shall be aggregated.

**Offices of the Depositary**

**By Mail**

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

**By Hand or Courier**

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

or

CIBC Mellon Trust Company
600 The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

***Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.***

4. Change of Election Form

**YOU SHOULD ONLY USE THIS CHANGE OF ELECTION FORM IF YOU HAVE PREVIOUSLY DEPOSITED COMMON SHARES OF ENERGY EXPLORER INC. AND HAVE NOT WITHDRAWN THE SAME AND YOU WISH TO CHANGE YOUR ELECTION AS TO THE FORM OF CONSIDERATION FOR SUCH DEPOSITED SHARES.**

THIS CHANGE OF ELECTION FORM IS ONLY FOR USE IN CONNECTION WITH THE OFFER BY GREAT PLAINS EXPLORATION INC. FOR ALL OF THE COMMON SHARES OF ENERGY EXPLORER INC. DATED JULY 23, 2004, AS AMENDED BY NOTICE OF EXTENSION AND VARIATION DATED SEPTEMBER 2, 2004.

*The instructions accompanying this Change of Election Form should be read carefully before completing this Change of Election Form. The Depositary (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Change of Election Form.*

# CHANGE OF ELECTION FORM

**for Common Shares of**

**ENERGY EXPLORER INC.**

**previously deposited pursuant to the Offer dated July 23, 2004**
**of**

**GREAT PLAINS EXPLORATION INC.**

**THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON SEPTEMBER 13, 2004 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.**

This Change of Election Form, properly completed and signed in accordance with the instructions set out below, together with all other required documents applies only to those certificates for common shares (the "EnEx Shares") of Energy Explorer Inc. ("EnEx") previously deposited pursuant to the offer dated July 23, 2004 made by Great Plains Exploration Inc. ("Great Plains") to holders of EnEx Shares and not properly withdrawn.

The terms and conditions of the offer made under the Offer and Circular dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004 (the "Offer") are incorporated by reference in this Change of Election Form. Capitalized terms used herein but not defined in this Change of Election Form have the meanings ascribed to them in the Offer and Circular dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004.

**TO:** **GREAT PLAINS EXPLORATION INC.**

**AND TO:** **CIBC MELLON TRUST COMPANY, as Depositary at its offices as set out herein**

The undersigned confirms that it has previously delivered to you, certificate(s) for EnEx Shares, details of which are as follows:

**DESCRIPTION OF SHARES PREVIOUSLY DEPOSITED**
(if insufficient space, attach a list in the form below)

| Number of EnEx Shares Deposited* | Certificate No. | Name of Shareholder (Please print) |
|---|---|---|
| | | |
| | | |
| | | |

*See Instruction 6 on page 7 hereof.

**THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF ENEX IN RELATION TO THE OFFER.** The Board of Directors of EnEx has not made any recommendation as to whether Shareholders should receive the Great Plains share consideration, cash consideration or a combination thereof made under the Offer. The election of form of consideration is set forth in BOX E hereof.

**If you do not properly indicate your election of form of consideration in BOX E, you will be deemed to have not made any change of election and we shall be entitled to rely on any previous Letter of Transmittal and Election Form delivered by you and not properly withdrawn.**

**The maximum amount of Cash Consideration as defined in Box E available in respect of EnEx Shares to be purchased pursuant to the Offer is $0.62 per EnEx Share, calculated separately for each Shareholder, to a maximum amount of $4,500,000 in the aggregate, subject to those terms and conditions set forth in the Offer. In no event will a Shareholder receive in excess of $0.62 Cash Consideration per EnEx Share.**

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated July 23, 2004 and the Notice of Extension and Variation dated September 2, 2004;

2. acknowledges the previous delivery to you of certificate(s) representing EnEx Shares identified in the table above and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the EnEx Shares represented by such certificate(s) or the number thereof if so indicated (the "Deposited Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Great Plains all right, title and interest in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Shares on and after July 23, 2004 (collectively, the "Other Securities"), effective on and after the date that Great Plains takes up and pays for the Deposited Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares (and any Other Securities) that were deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares (and Other Securities) to any other person; (b) the undersigned owns the Deposited Shares (and any Other Securities) that were deposited within the meaning of applicable securities laws; (c) the deposit of such Deposited Shares (and any Other Securities) complies with applicable securities laws; and (d) when the Deposited Shares (and any Other Securities) are taken up and paid for by Great Plains, Great Plains will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as created by Great Plains or any of its affiliates;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which cheques may be lawfully delivered, directs Great Plains and the Depositary, upon Great Plains taking up the Deposited Shares: (a) to issue or cause to be issued cheques in the name indicated below and to send such cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for EnEx Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by EnEx);

5. waives any right to receive notice of purchase of the Deposited Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of Great Plains, and each of them, and any other person designated by Great Plains in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares and Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Deposited Shares and Other Securities on the appropriate register of holders maintained by EnEx, and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Deposited Shares and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Deposited Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Deposited Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Deposited Shares or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Deposited Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of EnEx and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Deposited Shares or Other Securities, and agrees to execute and deliver to Great Plains any

and all instruments of proxy, authorizations or consents in respect of the Deposited Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by Great Plains as the proxy or proxy nominee or nominees of the holder of the Deposited Shares or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if EnEx should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the EnEx Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Great Plains or its nominees or transferees on the registers maintained by EnEx of such EnEx Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Great Plains and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Great Plains, accompanied by appropriate documentation of transfer. Pending such remittance, Great Plains will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Great Plains pursuant to the Offer or deduct from the consideration payable by Great Plains pursuant to the Offer the amount or value thereof, as determined by Great Plains in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Securities to Great Plains;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Change of Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EnEx Shares deposited pursuant to the Offer will be determined by Great Plains in its sole discretion and that such determination shall be final and binding, agrees that Great Plains has the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of Great Plains' counsel, may be unlawful to accept under the laws of any applicable jurisdiction; that Great Plains has the absolute right to waive any defect or irregularity in the deposit of the Deposited Shares or Other Securities and acknowledges that there shall be no duty or obligation on Great Plains, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Change of Election Form, shall be deemed to have agreed with Great Plains and the Depositary that any contract contemplated by the Offer and this Change of Election Form as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Great Plains et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais;

13. represents and warrants that the Shareholder is a resident of Canada for income tax purposes unless the Shareholder has checked the box in paragraph 14 below indicating the Shareholder is a non-resident of Canada for income tax purposes; and

14. ☐ **if checked, represents and warrants that the Shareholder is a non-resident of Canada for income tax purposes.**

| BOX A | BOX B |
|---|---|
| ISSUE CHEQUE(S)/CERTIFICATE(S) IN THE NAME OF: (please print or type)<br><br>☐ Registered owner of Deposited Shares<br>OR:<br><br>_______________<br>(Name)<br>_______________<br>(Street Address and Number)<br>_______________<br>(City and Province or State)<br>_______________<br>(Country and Postal (Zip) Code)<br>_______________<br>(Telephone - Business)<br>_______________<br>(Social Insurance Number) | SEND CHEQUE(S)/CERTIFICATE(S) (UNLESS BOX D IS CHECKED) TO: (please print or type)<br><br>_______________<br>(Name)<br>_______________<br>(Street Address and Number)<br>_______________<br>(City and Province or State)<br>_______________<br>(Country and Postal (Zip) Code) |

| BOX C | BOX D |
|---|---|
| U.S. Residents/Citizens must provide their Taxpayer Identification Number _______________ | ☐ HOLD CHEQUE(S)/CERTIFICATE(S) FOR PICK-UP |

**BOX E**
**ELECTION OF FORM OF CONSIDERATION**

The undersigned hereby elects to receive the following consideration for the Deposited Shares previously deposited, subject to the limits and adjustments set forth in the Offer **by checking the applicable box below**:

☐ $0.62 cash per EnEx Share (the "Cash Consideration") deposited herewith;

**OR**

☐ 0.5710 of a Great Plains Share (the "Share Consideration") per EnEx Share deposited herewith;

**OR**

☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of Deposited Shares in the space provided as applicable):

i) ____________ Deposited Shares for Cash Consideration of $0.62 cash per EnEx Share; AND

ii) ____________ Deposited Shares for Share Consideration of 0.5710 of a Great Plains Share per EnEx Share

***(Note: The total of (i) and (ii) above must equal the total number of Deposited Shares previously deposited)***

**Shareholders who do not properly indicate their change of election will be deemed to have not made any change of election and Great Plains shall be entitled to rely on the previous Letter of Transmittal and Election Form delivered by any such Shareholder and not properly withdrawn. Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.**

Signature guaranteed by
(if required under Instruction 4):

_______________
Authorized Signature

_______________
Name of Guarantor (please print or type)

_______________
Address (please print or type)

Dated: _______________, 2004

_______________
Signature of Shareholder or Authorized Representative
(See Instruction 3)

_______________
Name of Shareholder (please print or type)

_______________
Signature of Authorized Representative, if applicable
(please print or type)

**BOX F**

☐ CHECK HERE IF DEPOSITED SHARES WERE PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

**BOX G**
**SUBSTITUTE FORM W-9**
**To be completed by U.S. Holders only**
**(see Instruction 9)**

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or ☐ I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

______________________________ ______________________________
(Signature of Shareholder) (Date)

______________________________
(Taxpayer Identification Number)

NOTE: **FAILURE TO COMPLETE THIS BOX G OR TO PROVIDE GREAT PLAINS WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER.** See Instruction 9.

**YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN SECTION 1 OF BOX G - SUBSTITUTE FORM W-9**

**CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER**

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________
Signature Date

## INSTRUCTIONS

1. **Use of Change of Election Form**

(a) This Change of Election Form should only be used by you if you have previously Deposited Shares and not properly withdrawn the same and wish to change your election as to the form of consideration for the Deposited Shares. IF YOU DO NOT WISH TO CHANGE YOUR ELECTION AS TO THE FORM OF CONSIDERATION FOR THE PREVIOUSLY DEPOSITED SHARES, YOU DO NOT NEED TO FILL IN THIS FORM OR TAKE ANY FURTHER ACTION. If you have not previously deposited EnEx Shares, or have previously deposited EnEx Shares and withdrawn the same and wish to deposit EnEx Shares to the Offer, please use the Revised Letter of Transmittal and Election Form (blue paper).

(b) This Change of Election Form, or a manually signed facsimile copy thereof, must be properly completed and duly executed as required by the instructions set forth below, and must be received by the Depositary at its office specified below before the Expiry Time.

(c) The method of delivery of this Change of Election Form and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Great Plains recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Great Plains recommends that registered mail with return receipt be used and that proper insurance be obtained.

**Where the change of election is not properly made, the depositing Shareholder will be deemed to have not made any change of election and Great Plains shall be entitled to rely on the previous Letter of Transmittal and Election Form delivered by you and not properly withdrawn.**

**The election may have material income tax consequences and, as a result, holders of EnEx Shares are urged to consult their tax advisor as to their election.**

**Shareholders who do not deposit with the Depository a duly completed Change of Election Form on or before the Expiry Time and who otherwise fully comply with the requirements of the Change of Election Form and these instructions in respect of the election to receive the Cash Consideration, the Share Consideration or a combination thereof, will be deemed to have not made any change of election and Great Plains shall be entitled to rely on the previous Letter of Transmittal and Election Form delivered by you.**

2. **Procedures for EnEx Shares Previously Delivered by Guaranteed Delivery**

If a Shareholder previously deposited EnEx common shares (the "Deposited Shares") pursuant to the Offer by utilizing the procedures described in the Notice of Guaranteed Delivery that accompanied the Offer and Circular dated July 23, 2004 and wishes to change the election as to the form of consideration for the Deposited Shares, then such change in election may be made, provided that all of the following conditions are met:

(a) such a deposit was previously made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of a Revised Notice of Guaranteed Delivery (yellow paper), or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing such Deposited Shares in proper form for transfer, together with a properly completed and duly executed Change of Election Form, or a manually signed facsimile thereof, covering the Deposited Shares and all other documents required by the Change of Election Form, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion

Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Change of Election Form must be completed and signed by the holder of EnEx Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Change of Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Change of Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Change of Election Form.

(b) If this Change of Election Form is signed by a person other than the registered owner(s) of the Deposited Shares or if a cheque is to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Change of Election Form is executed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by EnEx, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Change of Election Form or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Change of Election Form must be accompanied by satisfactory evidence of the authority to act. Either Great Plains or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of EnEx Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of EnEx Shares to be deposited in the appropriate space on this Change of Election Form. In such case, new certificate(s) for the number of EnEx Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Change of Election Form.

7. **Miscellaneous**

(a) If the space on this Change of Election Form is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included in a separate signed list affixed to this Change of Election Form.

(b) If Deposited Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Change of Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Change of Election Form (or a facsimile thereof) waive any right to receive any notice of acceptance of Deposited Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular dated July 23, 2004 (including documents incorporated herein by reference), the Notice of Extension and Variation dated September 2, 2004, the Revised Letter of Transmittal and Election Form and the accompanying Notice of Guaranteed Delivery, the Change of Election Form and the accompanying Revised Notice of Guaranteed Delivery may be obtained from the Depositary at the address listed below.

8. **Commissions**

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Deposited Shares directly with the Depositary.

9. **Fractional Shares**

No fractional Great Plains Shares will be issued. Where a holder of EnEx Shares elects or deems to have elected to receive Great Plains Shares in the aggregate number of Great Plains Shares to be issued to that Shareholder would result in fractions of a Great Plains Share issued, an adjustment will be made to the next highest whole number of Great Plains Shares. In calculating such fractional interests, all Deposited Shares registered in the name of a Shareholder or nominee of such Shareholder shall be aggregated.

**Offices of the Depositary**

**By Mail**

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

**By Hand or Courier**

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

or

CIBC Mellon Trust Company
600 The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta T2P 2Z1

| | |
|---|---|
| Telephone: | (416) 643-5500 |
| Toll Free: | 1-800-387-0825 |
| Email: | inquiries@cibcmellon.com |

***Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.***

5. Notice of Guaranteed Delivery

**THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY SHOULD ONLY BE USED IF YOU HAVE COMPLETED THE REVISED LETTER OF TRANSMITTAL AND ELECTION FORM (BLUE PAPER).**

# NOTICE OF GUARANTEED DELIVERY
**for**
**Common Shares**
**of**
**ENERGY EXPLORER INC.**

**to be deposited pursuant to the Offer dated July 23, 2004 as amended by Notice of Extension and Variation dated September 2, 2004**
**of**
**GREAT PLAINS EXPLORATION INC.**

The terms and conditions of the offer dated July 23, 2004 as amended by Notice of Extension and Variation dated September 2, 2004 (the "Offer") are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated July 23, 2004 as amended by Notice of Extension and Variation dated September 2, 2004.

If a Shareholder wishes to deposit Energy Explorer Inc. ("EnEx") common shares (the "EnEx Shares") pursuant to the Offer and: (i) the certificate(s) representing such EnEx Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such EnEx Shares and all other required documents to the Depositary prior to the Expiry Time, such EnEx Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing such EnEx Shares in proper form for transfer, together with a properly completed and duly executed Revised Letter of Transmittal and Election Form, or a manually signed facsimile thereof, covering the EnEx Shares and all other documents required by the Revised Letter of Transmittal and Election Form, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

**This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.**

**This form is not to be used to guarantee signatures. If a signature on the Revised Letter of Transmittal and Election Form is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the *Revised Letter of Transmittal and Election Form*.**

**TO: GREAT PLAINS EXPLORATION INC.**
**AND TO: CIBC MELLON TRUST COMPANY, as Depositary**

| **By Hand or Courier** | **By Mail** | **By Facsimile** |
|---|---|---|
| 199 Bay Street<br>Commerce Court West<br>Toronto, Ontario M5L 1G9 | P.O. Box 1036<br>Adelaide Postal Station<br>Toronto, Ontario M5C 2K4 | (416) 643-3148 |

**Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.**

The undersigned Shareholder hereby deposits with Great Plains Exploration Inc., upon the terms and subject to the conditions set forth in the Offer and Circular dated July 23, 2004 as amended by Notice of Extension and Variation dated September 2, 2004 and the related Revised Letter of Transmittal and Election Form, receipt of which is hereby acknowledged, the EnEx Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Instruction 2 of the Revised Letter of Transmittal and Election Form.

| Name and Address of Shareholder (please print) | Certificate No. (if available) | Number of Shares |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | **TOTAL ENEX SHARES** | |

Area Code and Telephone Number during Business Hours:

( ) ______________________

Dated: ______________________

**ELECTION OF FORM OF CONSIDERATION**

The undersigned hereby elects to receive the following consideration for the EnEx Shares deposited herewith, subject to the limits and adjustments set forth in the Offer by checking the applicable box below:

☐ $0.62 cash per EnEx Share (the "Cash Consideration") deposited herewith;

**OR**

☐ 0.5710 of a Great Plains Share (the "Share Consideration") per EnEx Share deposited herewith;

**OR**

☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of EnEx Shares in the space provided as applicable):

i) __________ EnEx Shares for Cash Consideration of $0.62 cash per EnEx Share; AND

ii) __________ EnEx Shares for Share Consideration of 0.5710 of a Great Plains Share per EnEx Share

**(Note: The total of (i) and (ii) above must equal the total number of EnEx Shares deposited herewith)**

**Shareholders who deposit EnEx Shares under the Offer without properly indicating their election will be deemed to have elected the Share Consideration with respect to all the EnEx Shares deposited herewith. Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.**

**GUARANTEE**

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing EnEx Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Revised Letter of Transmittal and Election Form in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Revised Letter of Transmittal and Election Form, on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

Name of Firm: ______________________

Address of Firm: ______________________

______________________

Telephone Number: ______________________

Authorized Signature: ______________________

Name: ______________________

Title: ______________________

Dated: ______________________

6. Revised Notice of Guaranteed Delivery to Change the Election

**THIS IS NOT A LETTER OF TRANSMITTAL. THIS REVISED NOTICE OF GUARANTEED DELIVERY SHOULD ONLY BE USED IF YOU HAVE COMPLETED A CHANGE OF ELECTION FORM (YELLOW PAPER) AND WISH TO USE THE PROCEDURES FOR SHARES OF ENERGY EXPLORER INC. PREVIOUSLY DELIVERED BY GUARANTEED DELIVERY DESCRIBED THEREIN.**

# REVISED NOTICE OF GUARANTEED DELIVERY TO CHANGE THE ELECTION FOR Common Shares of ENERGY EXPLORER INC.

**previously deposited pursuant to the Offer dated July 23, 2004**
**of**
**GREAT PLAINS EXPLORATION INC.**

The terms and conditions of the offer as amended by Notice of Extension and Variation dated September 2, 2004 (the "Offer") are incorporated by reference in this Revised Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Revised Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated July 23, 2004 as amended by Notice of Extension and Variation dated September 2, 2004.

If a Shareholder previously deposited Energy Explorer Inc. ("EnEx") common shares (the "Deposited Shares") pursuant to the Offer by utilizing the procedures described in the Notice of Guaranteed Delivery that accompanied the Offer and Circular dated July 23, 2004 and wishes to change the election as to the form of consideration for the Deposited Shares, then such change in election may be made, provided that all of the following conditions are met:

(a) such a deposit was previously made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Revised Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto listed below prior to the Expiry Time; and

(c) the certificate(s) representing such Deposited Shares in proper form for transfer, together with a properly completed and duly executed Change of Election Form, or a manually signed facsimile thereof, covering the Deposited Shares and all other documents required by the Change of Election Form, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

**This Revised Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.**

**This form is not to be used to guarantee signatures. If a signature on the Change of Election Form is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Change of Election Form.**

**TO: GREAT PLAINS EXPLORATION INC.**
**AND TO: CIBC MELLON TRUST COMPANY, as Depositary**

| By Hand or Courier | By Mail | By Facsimile |
|---|---|---|
| 199 Bay Street<br>Commerce Court West<br>Toronto, Ontario M5L 1G9 | P.O. Box 1036<br>Adelaide Postal Station<br>Toronto, Ontario M5C 2K4 | (416) 643-3148 |

**Delivery of this Revised Notice of Guaranteed Delivery to an address or transmission of this Revised Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.**

The undersigned Shareholder hereby confirms that it has previously deposited with Great Plains Exploration Inc., upon the terms and subject to the conditions set forth in the Offer and Circular dated July 23, 2004 the related Letter of Transmittal and Election Form, the Deposited Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Instruction 2 of the previous Letter of Transmittal and Election Form, and confirms that such Deposited Shares remain in deposit upon the terms and conditions set forth in the Offer and Circular dated July 23, 2004, as amended by Notice of Extension and Variation dated September 2, 2004.

| Name and Address of Shareholder (please print) | Certificate No. (if available) | Number of Shares |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | **TOTAL DEPOSITED SHARES** | |

Area Code and Telephone Number during Business Hours:

( ) ______________________________

Dated: ______________________________

**ELECTION OF FORM OF CONSIDERATION**

The undersigned hereby elects to receive the following consideration for the Deposited Shares, subject to the limits and adjustments set forth in the Offer by checking the applicable box below:

☐ $0.62 cash per Deposited Share (the "Cash Consideration") deposited herewith;
**OR**
☐ 0.5710 of a Great Plains Share (the "Share Consideration") per Deposited Share;
**OR**
☐ a combination of Cash Consideration and Share Consideration as follows (if this box is checked, please fill in the number of Deposited Shares in the space provided as applicable):
i) __________ Deposited Shares for Cash Consideration of $0.62 cash per Deposited Share; AND
ii) __________ Deposited Shares for Share Consideration of 0.5710 of a Great Plains Share per Deposited Share

**(Note: The total of (i) and (ii) above must equal the total number of Deposited Shares previously deposited)**

**Shareholders who do not properly indicate their change of election will be deemed to have not made any change of election and Great Plains shall be entitled to rely on the previous Letter of Transmittal and Election Form delivered by any such shareholder and not properly withdrawn. Fractional common shares shall be settled in Great Plains Shares. Shareholders entitled to a cash payment shall receive payment in Canadian dollars.**

**GUARANTEE**

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing Deposited Shares, in proper form for transfer, together with a properly completed and duly executed Change of Election Form in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Change of Election Form, on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

Name of Firm: ______________________

Address of Firm: ______________________

______________________

Telephone Number: ______________________

Authorized Signature: ______________________

Name: ______________________

Title: ______________________

Dated: ______________________

7. Consent of Ernst & Young dated September 2, 2004



Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

**CONSENT OF ERNST & YOUNG LLP**

To the Directors of
**Great Plains Exploration Inc. ("Great Plains")**

We have read the Notice of Extension and Variation of Great Plains dated September 2, 2004 relating to the offer by Great Plains to purchase all of the outstanding shares of Energy Explorer Inc. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the Notice of Extension and Variation of our compilation report dated September 2, 2004 to the Directors of Great Plains on the unaudited pro forma consolidated balance sheet of Great Plains as at March 31, 2004 and the unaudited pro forma consolidated statements of operation for the three months ended March 31, 2004 and for the year ended December 31, 2003.

Ernst & Young LLP

Calgary, Alberta
September 2, 2004

Chartered Accountants

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Press Release dated September 1, 2004

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Great Plains Extends and Amends Offer for Energy Explorer

CALGARY, Sept. 1 /CNW/ - Great Plains Exploration Inc. ("Great Plains") (TSX: GPX) announced today that pursuant to its offer (the "Offer") to purchase all of the issued and outstanding common shares ("EnEx Shares") of Energy Explorer Inc. ("EnEx") on the basis of 0.6155 of a Great Plains share or, at the election of EnEx shareholders, $0.67 cash per share, subject to a maximum of $4.85 million in cash consideration, 19,871,523 EnEx Shares representing approximately 92% of the issued and outstanding EnEx Shares were validly deposited and not withdrawn under the Offer. Of the 19,871,523 EnEx Shares tendered to the Offer, 15,084,827 EnEx Shares were tendered for shares of Great Plains, and 4,786,696 EnEx Shares were tendered for cash representing approximately $3,207,086. As of the date hereof, none of the EnEx Shares tendered to the Offer have been taken up or paid for by Great Plains.

Over the past few weeks, EnEx has been experiencing production fluctuations in one non-operated natural gas well, which has ultimately resulted in a reduction of total company production from 265 boe/d (six-month average) to a current stable rate of 200 boe/d. On August 30, Great Plains and EnEx concluded that the net effect of this decline would be a reduction of the value of EnEx by $1.2 million. Accordingly, Great Plains and EnEx have agreed to amend certain terms of the business combination agreement dated July 7, 2004 (the "Agreement") between the parties governing the terms of the Offer. The amendments to the Agreement made September 1, 2004 (the "Amending Agreement"), include among other things, a change in the consideration made under the Offer such that the Great Plains offer for an EnEx Share will be on the basis of 0.5710 of a Great Plains share or, at the election of EnEx shareholders, $0.62 cash per share, subject to a maximum of $4.5 million in cash consideration. The Board of Directors of Great Plains and EnEx have each approved the Amending Agreement. Great Plains has agreed to mail a Notice of Extension and Variation of the Offer and EnEx has agreed to mail a Notice of Change approving the variation to the Offer to EnEx Shareholders. Pursuant to the Notice of Extension and Variation of the Offer to be mailed, EnEx Shareholders who have validly deposited and not withdrawn their EnEx Shares prior to August 30, 2004: (1) if they choose to accept the varied terms and conditions of the Offer and do not wish to change their election for the form of consideration, will not be required to take any further action to accept the amended Offer; or (2) if they choose to accept the varied terms and conditions of the Offer but wish to change their election for the form of consideration, will be provided an opportunity to change their election by completing a Change of Election form; or (3) if they choose to not accept the varied terms and conditions of the Offer, should follow the procedures for withdrawal set forth in Section 7 - Withdrawal of Deposited EnEx Shares of the Offer and Circular dated July 23, 2004. These procedures will be more fully described in the Notice of Extension and Variation to be mailed to the EnEx Shareholders. Mailing of these documents to EnEx Shareholders is expected to occur by September 3, 2004 and the transaction is expected to close 10 days after such mailing.

About Great Plains

Great Plains is a new oil and natural gas company launched in May 2004. It is a full cycle exploration and development company which, following the EnEx transaction, will have production of 700 boe/d with an 80 percent natural gas weighting. Great Plains' land position will comprise approximately 123,624 net acres of undeveloped land as well as 38,720 net acres of farm-in lands. The combined company's principal properties are located in northeast B.C., the Peace River Arch, central Alberta, and southwest Saskatchewan.

The Toronto Stock Exchange has neither approved nor disapproved the contents hereof.

This news release is not for dissemination in the United States or to any United States news services. The common shares of Great Plains have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

%SEDAR: 00020740E

/For further information: Stephen P. Gibson, President and CEO, Great Plains Exploration Inc., (403) 264-4985; Peter Bolton, President and CEO, Energy Explorer Inc., (403) 262-9620/
(GPX.)

CO: Great Plains Exploration Inc.

CNW 23:35e 01-SEP-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Great Plains Exploration Inc.

CALGARY, July 21 /CNW/ - Great Plains Exploration Inc. ("Great Plains") (TSX: GPX) is pleased to announce today that it has closed its previously announced private placement, resulting in gross proceeds of $885,000 from the issue of 1,106,250 common shares at a price of $0.80 per share. The net proceeds of the share offering will be used to fund ongoing capital expenditures of Great Plains.

About Great Plains

Great Plains is a newly incorporated oil and natural gas company launched in May 2004. It is a full cycle exploration and development company with approximately 93,500 net acres of undeveloped land and current production of 525 boe/d. Great Plains principal producing properties are located in central Alberta, with potential expansion of operations into southwest Saskatchewan.

%SEDAR: 00020740E

/For further information: Great Plains Exploration Inc., Mr. Stephen Gibson, President and Chief Executive Officer, Phone: (403) 264-4985/
(GPX.)

CO: Great Plains Exploration Inc.

CNW 20:19e 21-JUL-04

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X*

Previously filed

PART IV – SIGNATURES

**Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT PLAINS EXPLORATION INC.



(Signature)

THOMAS K. ROWSE, C.F.O.

(Name and Title)

Sept 7/04

(Date)